16 April 2004

Corus Group plc


                            LETTER FROM THE CHAIRMAN

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own advice from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Corus Group plc, please send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery.


Dear shareholder,

As you will be aware, your Board recently received a notification from Gallagher Holdings Limited ("Gallagher"), a Cyprus company whose sole shareholder is Alisher Usmanov, of its intention to propose for appointment as a Director of your Company Adrianus van der Velden at the forthcoming Annual General Meeting.

By way of background, as at 14th April 2004, Mr Usmanov, through Gallagher, owned 593.8 million shares representing 13.39% of the ordinary shares of Corus Group. In a filing by Gallagher on 16th March 2004 with the United States Securities and Exchange Commission, Mr Usmanov stated that he believed he should be represented on Corus's Board of Directors on the basis of his share ownership, failing which he intended to "take strategic and tactical steps to increase his influence over [Corus's] management and operations". Mr Usmanov's nominee is Mr van der Velden who was an Executive Director of Hoogovens at the time of the merger with British Steel five years ago and was subsequently part of the previous management team of Corus, retiring on reaching the age of 60 in September 2000.

Your Board opposes the proposal to appoint Mr Usmanov's nominee as a Director of the Company and I am writing to set out our reasons why we believe such an appointment is not in the interests of your company and all stakeholders.

The proposal is an unwelcome distraction to the management when they are concentrating on the plans for Restoring Success within Corus which were outlined to shareholders at the end of last year. Those plans were overwhelmingly endorsed by shareholders who participated in the Placing and Open Offer in December, raising nearly (pound)300 million of new equity capital. The refinancing of the syndicated loan in July and the equity raising in December have provided the financial resources to enable us to implement these plans. Under the new leadership of Philippe Varin we have now completed the executive team with the recent appointment of Rauke Henstra as the divisional director for Corus's strip business, the Company's largest division. This team


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expects to be judged on the successful implementation of the strategy that has now been put in place and the delivery of value to all shareholders.

In the first year of my Chairmanship, the composition of the Board has been one of my prime tasks in order to ensure not only a strong management team with significant metals industry experience but also support at an independent and non-executive level. Today we have a strong and united Board whose members have been selected on merit and represent an appropriate balance of skills and international experience. You will see from my statement in the Group Report and Accounts the appointment of two new independent non-executive directors during the course of last year, Kurt Lauk and Andrew Robb.

In line with best corporate governance practice, we believe Board members should be working in the interests of all shareholders rather than individuals. This is particularly the case when a shareholder has existing interests in related business areas. The Board remains committed to a pro-active and inclusive communication with all shareholders, but this attempt by a minority shareholder to impose his nominee on the Board is at odds with everything that we have been seeking to achieve.

In respect of trading in the current year, there are already early encouraging signs that the Board's focus on its strategy is delivering improvements and we will update shareholders on our performance in the first quarter of this year in the Annual General Meeting.

It is your Board's view that this attempt should be resisted and we urge you to support the Board and vote in favour of all the resolutions proposed by your Board at the Annual General Meeting. Furthermore, if a resolution is proposed to appoint a new Director, we recommend you vote against it as the Board does not consider this would be in the interests of shareholders as a whole.

Yours sincerely





J.W. Leng
Chairman